UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of SEPTEMBER 2006.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date:  September 19, 2006                  /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO

                             TUMI RESOURCES LIMITED
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 699-0202 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                  SEPTEMBER 19, 2006

                    TUMI PROVIDES MEXICAN EXPLORATION UPDATE

VANCOUVER, CANADA - TUMI RESOURCES LIMITED ("TUMI" AND/OR THE "COMPANY") (TSXV-TM; OTCBB - TUMIF; FRANKFURT - TUY). David Henstridge, President, is pleased to provide an update on three of the Company's properties located in northern Sonora, Mexico.

PHOENIX.

On the Company's 100%-owned Phoenix property, a grid has been established over the western part of the property where wide zones of hematite and carbonate altered volcanics and sediments occur. Rock sample results from previous reconnaissance surveys were announced in a news release on June 28, 2006.

The grid covers an area roughly 10 square kilometres, with lines spaced 50 metres apart. So far, 130 rock chip samples have been shipped to the laboratory for analysis and sampling is ongoing. The target model sought on Phoenix is a structurally controlled, low-grade, bulk tonnage gold/silver deposit similar to the nearby Herradura mine and Chanate and Lluvia del Oro/Jojoba deposits.

The Company also advises that it is no longer pursuing the acquisition of the San Felix and San Carlos gold-silver properties which had been previously announced in the Company's press release of July 17, 2006.

LOS TAMALES.

The Company has recently acquired through staking the 22 square kilometre Los Tamales property. The area is underlain by mostly granitic rocks exhibiting a strong iron oxide colour anomaly. A quartz stockwork vein system containing chalcopyrite, molybdenite, copper oxides and potash feldspar was observed during a field inspection in June 2006. This style of mineralization is believed to be representative of the central core of a porphyry copper system.

This area was originally selected for study based on a 1984 United States Geological Survey open file report, where a heavy mineral stream sediment survey identified anomalous copper, molybdenum, lead, gold and silver values. There is very little evidence of previous exploration work carried out on this property. Only three diamond drill holes were drilled by another company several years ago and are widely spaced apart. The Company has not been able to obtain any information about these holes.

A program of regional stream sediment sampling and geological mapping will commence shortly.

BATAMOTE.

The Company acquired through staking the 168 square kilometre Batamote property located in northern Sonora, Mexico. The area is underlain by geology similar to that seen at the Phoenix property and is located along the northwestern projection of the El Chanate gold deposit currently being developed by Capital Gold Corporation, a public Company trading in Canada and the United States. Their website states reserves of 14.1 million tonnes at 0.8 g/t gold at El Chanate.

Tumi Resources Limited
News Release September 19, 2006
Page 2



Several mine workings are shown underlying Batamote in historical data; these areas will be examined and evaluated over the next few weeks.

The qualified person for Tumi's projects, David Henstridge, a Fellow of the Australian Institute of Mining and Metallurgy and a Member of the Australian
Institute of Geoscientists, has visited the Company's projects located in northern Sonora, Mexico, and has verified the contents of this news release.


On behalf of the Board,                       COMPANY CONTACT:
                                              Mariana Bermudez at (604) 699-0202
/s/ David Henstridge                          or email: mbermudez@chasemgt.com
-----------------------                       website: www.tumiresources.com
David Henstridge,
President & CEO                               INVESTOR INFORMATION CONTACT:
                                              Mining Interactive
                                              Nick L. Nicolaas at (604) 657-4058
                                              or email: nicolaas@attglobal.net

FORWARD LOOKING STATEMENTS This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.